Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 19

DATED FEBRUARY 12, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 19 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 17 dated January 22, 2008 and Supplement No. 18 dated February 7, 2008.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Business and Policies” and “Plan of Distribution,” as described below.  You should read this Supplement No. 19 together with our prospectus dated August 1, 2007 and the foregoing supplements thereto.  Unless otherwise defined in this Supplement No. 19, capitalized terms used in this Supplement No. 19 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Business and Policies

Our Assets

The subsection entitled “Business and Policies – Our Assets – Our Operating Companies – Probable Acquisition of RLJ Urban Lodging Master, LLC,” which begins on page 57 of Supplement No. 17, dated January 22, 2008, is hereby superseded in its entirety by the following:

Inland American Urban Hotels, Inc.  On February 8, 2008, we completed a merger with RLJ Urban Lodging Master, LLC (referred to herein as “Lodging Master”) and RLJ Urban Lodging REIT, LLC and RLJ Urban Lodging REIT (PF#1), LLC, which together owned all of the membership interests of Lodging Master, referred to herein as the “sellers.”  Lodging Master has merged with and into Inland American Urban Hotels, Inc., our indirect wholly owned subsidiary (referred to herein as “Urban Hotels”), with Urban Hotels continuing as the surviving entity of the merger.  At closing, all of the membership interests of Lodging Master, representing all of its equity securities, were converted into, and cancelled in exchange for, the right to receive the purchase price, which was equal to $900 million less a $5.4 million credit for future property improvements and certain business prorations, subject to a 90-day true-up.  The final purchase price will not, therefore, be determined until the true-up occurs, but we do not anticipate that the final purchase price will increase or decrease the purchase price by more than $400,000.  (The purchase price calculated for GAAP purposes will be greater as a result of certain prorations and adjustments, including transaction costs.)  We expect to pay our Business Manager an acquisition fee of approximately $22.3 million.

The purchase price was funded in part by the assumption of approximately $364.2 million in debt and new debt proceeds of approximately $62.2 million.  The new and assumed loans are secured by first priority mortgages on the hotels acquired in connection with the merger.  At closing, we paid interest rate swap breakage fees of approximately $7.5 million and loan assumption fees of approximately $2.4 million with respect to the assumed loans.

Urban Hotels now owns a portfolio of twenty-two full and select-service hotels located primarily in and around major urban markets across the United States, including Atlanta, Baltimore, Chicago and Washington, D.C.  The portfolio includes, among others, four Residence Inn® by Marriott hotels, four Courtyard by Marriott® hotels, four Hilton Garden Inn® hotels and two Embassy Suites® hotels. In the aggregate, the hotels consist of 4,061 rooms.

Plan of Distribution

The following information is inserted at the end of the "Plan of Distribution" section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of February 11, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	101,893,373	1,018,933,730	106,988,042	911,945,688

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	8,106,720	77,013,720	-	77,013,720

Shares repurchased pursuant to our share repurchase program:	(1,508,583)	(13,954,391)	-	(13,954,391)

	587,831,263	5,870,530,264	600,066,747	5,270,463,517

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.